                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                Page 1 of 9 Pages

--------------------------------                 ------------------------------
     CUSIP No.: 318652104             13D               Page 2 of 9 Pages
--------------------------------                 ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL                                  [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                    5,184,849
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER               5,184,849
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                     5,184,849
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                                               30.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            BK
--------------------------------------------------------------------------------

                                Page 2 of 9 Pages

     This Amendment No. 8 amends and supplements Item 5 and Annex A of the
Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common
Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

ITEM 2.           IDENTITY AND BACKGROUND

     Annex A is amended in its entirety as set forth in this Amendment No. 8.

ITEM 4.           PURPOSE OF TRANSACTION

     On December 14, 2004, the Bank made a filing with the Securities and
Exchange Commission (the "Commission") on Form 144 indicating an intention to sell 242,000 shares of Common Stock, in addition to the sales enumerated in item
5(c) of this Amendment No. 8 as having occurred in November 2004, pursuant to rule 144 under the Securities Act of 1933. The Bank's intention to make any such further sales is subject to the continued existence of market conditions that the Bank deems favorable for doing so. The Bank may also engage in further sales of its shares of Common Stock pursuant to rule 144 in the future, subject to the rule's limitations on the permitted volume of sales and the manner in which shares may be sold.

     Separately, representatives of the Bank have engaged in preliminary discussions with representatives of the Fund concerning the possibility that the
Fund may be willing to assist the Bank by registering the Bank's remaining shares of Common Stock for sale in a public offering pursuant to the registration provisions of the Securities Act of 1933. Such registered sales, if effected, might be made either at the market price over a period of time, in one or more underwritten public offerings, or by both methods of sale. No agreement to effect such a registration has been reached, and it is anticipated that, prior to undertaking such a registration, it may be necessary for the Bank and the Fund to obtain an exemption from the Commission with respect to otherwise applicable restrictions on affiliated transactions contained in section 17(d) of the Investment Company Act of 1940 and rule 17d-1 thereunder. The Bank cannot determine at this time whether it would be necessary to obtain such an exemption, whether an exemption, if requested, would be forthcoming from the
Commission or whether the Bank would consider market conditions to be favorable for such sales at the time when it was feasible to effect such a registration.

                                Page 3 of 9 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) According to the latest Semi-Annual Report of the Fund filed with the
Commission on July 8, 2004, there were 16,777,298 shares of Common Stock outstanding at April 30, 2004. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 5,184,849 shares of Common Stock, which constitute approximately 30.9% of the outstanding shares of Common Stock.

     (b) The Bank has sole power to vote and to dispose of the shares of Common
Stock owned by it.

     (c) During the last sixty days, the Bank has effected the following sales in the shares of Common Stock in reliance upon Rule 144 under the Securities Act of 1933, as amended:

              Date                   Number of Shares         Price Per Share
              ----                   ----------------         ---------------
         November 15, 2004             4,000                  $11.0225
         November 22, 2004             23,000                 $11.009
         November 23, 2004             20,600                 $11.1167
         November 24, 2004             20,700                 $11.1629
         November 26, 2004             26,100                 $11.2122
         November 29, 2004             59,500                 $11.2696
         November 30, 2004             6,100                  $11.2646
         December 14, 2004             30,100                 $11.188

     (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

     (e) Inapplicable.

                                Page 4 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2004

                                          BANKGESELLSCHAFT BERLIN AG

                                          By:  /s/ Dirk Kipp
                                               ----------------------------
                                               Name:  Dirk Kipp
                                               Title: Managing Director

                                          By:  /s/ Moritz Sell
                                               ----------------------------
                                               Name:  Moritz Sell
                                               Title: Director

                                Page 5 of 9 Pages

                                                                        ANNEX A
                                                                        -------

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin,
Federal Republic of Germany.

MEMBERS OF THE MANAGING BOARD

-----------------------------------------     ----------------------------------
NAME AND ADDRESS                              PRINCIPAL OCCUPATION
-----------------------------------------     ----------------------------------

-----------------------------------------     ----------------------------------
Hans-Joerg Vetter                             Chairman of the Managing Board of
Alexanderplatz 2                              Bankgesellschaft Berlin AG
D-10178 Berlin                                ----------------------------------
-----------------------------------------

-----------------------------------------     ----------------------------------
Serge Demoliere                               Member of the Managing Board of
Alexanderplatz 2                              Bankgesellschaft Berlin AG
D-10178 Berlin                                ----------------------------------
-----------------------------------------

-----------------------------------------     ----------------------------------
Uwe Kruschinski                               Member of the Managing Board of
Alexanderplatz 2                              Bankgesellschaft Berlin AG
D-10178 Berlin                                ----------------------------------
-----------------------------------------

-----------------------------------------     ----------------------------------
Dr. Thomas Veit                               Member of the Managing Board of
Alexanderplatz 2                              Bankgesellschaft Berlin AG
D-10178 Berlin
-----------------------------------------     ----------------------------------

-----------------------------------------     ----------------------------------
From January 1, 2005
Martin Klaus Mueller                          Member of the Managing Board of
Alexanderplatz 2                              Bankgesellschaft Berlin AG
D-10178 Berlin                                ----------------------------------
-----------------------------------------

EXECUTIVE OFFICERS

-----------------------------------------     ----------------------------------
NAME AND ADDRESS                              PRINCIPAL OCCUPATION
-----------------------------------------     ----------------------------------

-----------------------------------------     ----------------------------------
Alt, Volker                                   Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Recht                                         ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Boehmer, Willi                                Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Finanzen                                      ----------------------------------
Brunnenstrasse 111
D-13355 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Boenke, Frank-Michael                         General Manager of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
London Branch                                 London Branch
1 Crown Court                                 ----------------------------------
Cheapside
GB-London EC2V 6LR
-----------------------------------------

-----------------------------------------     ----------------------------------
Brummel, Beate                                Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft            ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

                                Page 6 of 9 Pages

-----------------------------------------     ---------------------------------
NAME AND ADDRESS                              PRINCIPAL OCCUPATION
-----------------------------------------     ----------------------------------

-----------------------------------------     ----------------------------------
Burmester, Dr. Christian                      General Manager of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
London Branch                                 London Branch
1 Crown Court                                 ----------------------------------
Cheapside
GB-London EC2V 6LR
-----------------------------------------

-----------------------------------------     ----------------------------------
Butzer, Arnold                                Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Vertrieb Immobilienfinanzierung               ----------------------------------
Corneliusstr, 7
D-10787 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Ghassemi-Moghadam, Dariush                    Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Unternehmensentwicklung                       ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Gunther, Steffen                              Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Geschaftsfeldstab Immobilienfinanzierung      ----------------------------------
Corneliusstr, 7
D-10787 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Hirschhaeuser, Dr. Karl-Friedrich             Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Risikocontrolling                             ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Kipp, Dirk                                    Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Eigenhandel                                   ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

                                Page 7 of 9 Pages

-----------------------------------------     ----------------------------------
NAME AND ADDRESS                              PRINCIPAL OCCUPATION
-----------------------------------------     ----------------------------------

-----------------------------------------     ----------------------------------
Lange, Axel                                   Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG                        ----------------------------------
Hardenbergstr. 20
D-10623 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Mueller, Martin Klaus                         Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG, Berlin
Treasury                                      and General Manager of
Alexanderplatz 2                              Bankgesellschaft Berlin AG, London
D-10178 Berlin                                Branch
and                                           ----------------------------------
London Branch
1 Crown Court, Cheapside
GB-London EC2V 6LR
-----------------------------------------

-----------------------------------------     ----------------------------------
Papesch, Uwe                                  Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Equities                                      ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Ramthun, Helmut                               Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Compliance                                    ----------------------------------
Brunnenstrasse 111
D-13355 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Reinhardt, Ludwig                             Managing Director of
Zins-/Kreditprodukte                          Bankgesellschaft Berlin AG
Alexanderplatz 2                              ----------------------------------
D-10178 Berlin
-----------------------------------------

                                Page 8 of 9 Pages

-----------------------------------------     ----------------------------------
NAME AND ADDRESS                              PRINCIPAL OCCUPATION
-----------------------------------------     ----------------------------------

-----------------------------------------     ----------------------------------
Reutter, Dr. Georg                            Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Kredit Immobilien BG                          ----------------------------------
Corneliusstr, 7
D-10787 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Roller, Gerhard                               Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Internationales Geschaft                      ----------------------------------
Alexanderplatz 2
D-10178 Berlin
-----------------------------------------

-----------------------------------------     ----------------------------------
Schoelper, Siegfried                          Managing Director of
Bankgesellschaft Berlin AG                    Bankgesellschaft Berlin AG
Controlling                                   ----------------------------------
Brunnenstrasse 111
D-13355 Berlin
-----------------------------------------

SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

     The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin
Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of
Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                                Page 9 of 9 Pages